Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Lufax, nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement is not for release, publication or distribution into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

To the extent the Lufax Offers referred to in this joint announcement are being made into the U.S., they are being made directly by the Joint Offerors. References in this joint announcement to the Lufax Offers being made by Morgan Stanley on behalf of the Joint Offerors should be construed accordingly.

Ping An Insurance (Group) Company of China, Ltd.	Lufax Holding Ltd
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)	(Incorporated in the Cayman Islands with limited liability)
Stock Code: 2318 (HKD counter) and 82318 (RMB counter)	(Stock Code: 6623)
An Ke Technology Company Limited (Incorporated in Hong Kong with limited liability)	(NYSE Stock Ticker: LU)
China Ping An Insurance Overseas (Holdings) Limited (Incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(1) MANDATORY UNCONDITIONAL CASH OFFERS (TRIGGERED BY ELECTION OF LUFAX SPECIAL DIVIDEND) BY MORGAN STANLEY FOR AND ON BEHALF OF THE JOINT OFFERORS (I) TO ACQUIRE ALL ISSUED LUFAX SHARES AND LUFAX ADSs AND LUFAX SHARES AND LUFAX ADSs TO BE ISSUED UNDER THE LUFAX 2014 SHARE INCENTIVE PLAN AND THE LUFAX 2019 PERFORMANCE SHARE UNIT PLAN (OTHER THAN THOSE ALREADY OWNED BY THE OFFEROR GROUP) AND (II) TO CANCEL ALL OUTSTANDING LUFAX OPTIONS;

AND

(2) LUFAX PSU ARRANGEMENT WITH RESPECT TO ALL UNVESTED

LUFAX PSUs

SUPPLEMENTAL ANNOUNCEMENT

Financial adviser to the Joint Offerors	Financial adviser to Lufax

Morgan Stanley Asia Limited	Independent Financial Adviser to the Lufax
Independent Board Committee

INTRODUCTION

Reference is made to the composite document jointly published by the Offeror Group and Lufax on September 27, 2024 regarding the Lufax Offers (the “Composite Document”). Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Composite Document.

SUPPLEMENTAL INFORMATION TO “US SPECIAL FACTORS” IN THE COMPOSITE DOCUMENT

In response to the SEC’s comments on the Schedule TO-T and Schedule 13E-3, the Offeror Group has revised the Schedule TO-T and below is certain new information supplemental to the section headed “US Special Factors” in the Composite Document:

1.	Under the sub-section headed “6. Purposes of the Transaction and Plans or Proposals”, a new paragraph is added as below:

Following approval of its board of directors and shareholders, Lufax proposed the Lufax Scrip Dividend Scheme that offered holders of Lufax Shares or Lufax ADSs the option of receiving either cash or newly issued Lufax Shares of Lufax ADSs (sometimes called “scrip”), as further described in the Lufax Scrip Dividend Circular. The Lufax Scrip Dividend Scheme required a holder to elect either cash or scrip; holders could not choose to receive the special dividend partly in cash and partly in scrip. While the Joint Offerors could not know how many holders would elect cash versus scrip, the Joint Offerors believed some holders would elect cash and some would elect scrip, in light of such holders’ investment time horizons, objectives, capital needs, and other subjective factors relevant to such holders. Accordingly, the Joint Offerors were effectively asked to dilute their interest by electing cash (to the extent other holders elect scrip) or to accrete their interest by electing scrip (to the extent other holders elect cash). The Joint Offerors have been and remain long-term investors in Lufax, they believe in Lufax’s vision and strategy, and they did not wish to have their interests diluted. For these reasons, the Joint Offerors elected scrip dividends. As a result of this election, which resulted in their shareholding percentage increasing from 41.4% of the total issued Lufax Shares immediately before the special dividend to 56.8% immediately after it, the Joint Offerors are required to make the Lufax Offers by the Takeovers Code.

2.	A new sub-section headed “15. Benefits and Detriments of the Lufax Offers” is added as below:

15. Benefits and Detriments of the Lufax Offers

The following discussion of the benefits and detriments of the Lufax Offers is not intended to be exhaustive, nor as an assurance that any particular benefit or detriment may be realized by any particular holder, Lufax or the Offeror Group.

The primary potential benefits of the Lufax Offers to the Lufax US Shareholders and Lufax ADS Holders include:

•

the Lufax Offers provide the Lufax US Shareholders and Lufax ADS Holders with immediate liquidity by enabling them to sell all or a portion of their Lufax Shares and/ or Lufax ADSs for the Offer Prices; and

•

Lufax US Shareholders and Lufax ADS Holders that sell pursuant to the Lufax Offers will not bear the risk of losses that could be generated by Lufax’s operations or the risk of a decline in the value of Lufax after completion of the Lufax Offers.

The primary potential benefits of the Lufax Offers to Lufax and the Offeror Group include, to the extent Lufax Shares and Lufax ADSs are sold to the Joint Offerors pursuant to the Lufax Offers:

•

an increased concentration of ownership among shareholders focused on Lufax’s long-term growth and performance may provide flexibility to Lufax and its leadership to pursue strategies with less pressure from short-term investors or activist investors;

•	an increased ownership concentration may make it easier to obtain shareholder approval of certain corporate matters; and

•	the Offeror Group will have a greater interest in any income generated by Lufax’s operations and any increase in the value of Lufax.

The Joint Offerors intend to take necessary and appropriate steps to ensure that Lufax remains listed as a public company in both Hong Kong and the United States. However, in the event that there are unexpectedly high levels of Lufax Shares or Lufax ADSs sold in the Lufax Offers, and subject to the steps described in the next paragraph, it is possible that the Lufax Shares could become eligible to be delisted from the Stock Exchange, the Lufax ADSs become eligible to be delisted from the NYSE or the Lufax Shares eligible to become deregistered under the Exchange Act, which may allow Lufax to enjoy potential benefits of operating as a private company, such as:

•

reduced burdens on Lufax’s management associated with being a public company, including the time and costs of preparing periodic reports under federal securities laws, obtaining financial audits, maintaining investor relations staff and complying with the Sarbanes-Oxley Act of 2002, enabling management to devote more of their time and resources to core business operations; and

•	greater flexibility to focus on long-term business goals, such as pursuing strategic transactions and acquisitions, without the constraint of the public market’s emphasis on quarterly results.

However, the Joint Offerors’ steps to ensure that Lufax remains listed as a public company in both Hong Kong and the United States would, if successful, preclude Lufax from enjoying these benefits and may also create incremental additional detriments to Lufax, such as distractions for its management associated with potential transactions in securities, related costs to Lufax, volatile trading activity or lower trading prices for its Lufax Shares and Lufax ADSs, dilution, or new investors whose objectives are not aligned with Lufax’s business strategies.

The Lufax Offers may result in potential detriments to Lufax and the holders of Lufax Shares and Lufax ADSs, including:

•

holders of Lufax Shares and Lufax ADSs would receive more consideration by selling their securities on the open market than by selling their securities in the Lufax Offers if prevailing trading prices remain higher than the Offer Prices;

•	the Lufax Independent Board Committee and the Lufax Independent Financial Advisor have recommended that holders not accept the Lufax Offers because the Offer Prices are not fair and not reasonable;

•

holders of Lufax Shares or Lufax ADSs that sell pursuant to the Lufax Offers will, to the extent of their sales, not have the opportunity to participate in the future earnings and growth of Lufax and will not have any right to vote on Lufax’s corporate matters;

•

the receipt of cash in exchange for Lufax Shares or Lufax ADSs will be a taxable transaction, where US Holders will generally recognize taxable gain or loss equal to the difference, if any, between the amount realized on the exchange and such holders’ adjusted tax basis in the tendered Lufax Shares or Lufax ADSs;

•

any purchases by the Joint Offerors of Lufax Shares or Lufax ADSs will reduce the public float (in the sense of shares held by non-affiliates), which could adversely affect the liquidity and market value of the remaining securities held by the public;

•

the Offeror Group would have greater ownership and thus influence on the decisions Lufax makes, which may differ from the preferences of then-existing holders of Lufax Shares and Lufax ADSs as to important matters, such as future acquisitions or change of control transactions, payment of dividends and other decisions that impact shareholder value;

•	with its greater ownership concentration, future sales by the Offeror Group, or the perception that these sales might occur, could create greater downward pressure on market prices;

•

if the levels of sales in the Lufax Offers are unexpectedly high, the Joint Offerors may be required to take steps to ensure that Lufax remains listed as a public company in both Hong Kong and the United States, such as selling some of their Lufax Shares after the close of the Lufax Offers or causing Lufax to sell new Lufax Shares, which may cause volatile trading activity, dilution, or distractions for Lufax’s management; and

•

if the steps taken by the Joint Offerors to ensure that Lufax remains listed as a public company in both Hong Kong and the United States are unsuccessful, Lufax may have limited access to capital, less opportunities for growth and a less active trading market.

The Offeror Group does not expect a meaningful number of unaffiliated security holders to accept the Lufax Offers, in light of the Offer Prices and the recommendations of the Lufax Independent Board Committee and the Lufax Independent Financial Advisor not to accept the Lufax Offers. If the Lufax Offers are not accepted, the Offeror Group would not increase its ownership level beyond its current ownership of 56.8% of the total issued Lufax Shares. This would result in several potential benefits to Lufax and unaffiliated security holders:

•

the Offeror Group would not have increased influence on the decisions Lufax makes, which would benefit Lufax and unaffiliated security holders who disagree with the decisions the Offeror Group prefers;

•

the Offeror Group’s ownership level would not surpass applicable super-majority shareholder approval thresholds under Lufax’s memorandum and articles of association and the Companies Act, such as those needed to vary the rights of shares, wind up, amend the memorandum of association, or approve other special resolutions such as for a plan of merger or consolidation; and

•	more Lufax Shares and Lufax ADSs would remain owned by unaffiliated holders and potentially available for sale in the public markets, which may result in a more active trading market.

If the Lufax Offers are not accepted, there may be several detriments to Lufax and unaffiliated security holders:

•

the inability of Lufax to enjoy the benefits of the Lufax Offers being accepted, as described above, such as more flexibility to pursue long-term strategies with less pressure from short-term investors; and

•	the inability of unaffiliated security holders to enjoy the benefits of the Lufax Offers being accepted, as described above, such as the ability to realize immediate liquidity.

3.	A new sub-section headed “16. Effects of the Lufax Offers on the Offeror Group” is added as below:

16.	Effects of the Lufax Offers on the Offeror Group

The Lufax Offers are unconditional and have no minimum tender or other material conditions. Accordingly, the Lufax Offers may result in the Offeror Group acquiring none, some or all of the outstanding Lufax Shares or Lufax ADSs held by unaffiliated security holders. The Offeror Group does not expect a meaningful number of unaffiliated security holders to accept the Lufax Offers, although no assurance can be given regarding the extent of acceptances.

Following the completion of the Lufax Offers, the interest of the Offeror Group in Lufax’s net book value and net income (losses) will increase to the extent any Lufax Shares or Lufax ADSs are sold pursuant to the Lufax Offers. For example, if as expected, no (or few) unaffiliated security holders sell their securities in the Lufax Offers, there will be no (or no material) effect on the Offeror Group’s interest in Lufax’s net book value and net income (losses). If, however, unexpectedly high levels of Lufax Shares or Lufax ADSs are sold in the Lufax Offers, the Offeror Group’s interest in Lufax’s net book value and net income (losses) would materially increase. The following table presents the number of Lufax Shares that would be beneficially owned by the Offeror Group, the percentage ownership of the Offeror Group reflected thereby, and the implied interest of the Offeror Group (based such percentage) in both the net book value of Lufax as of June 30, 2024 and the net loss of Lufax for the six months ended June 30, 2024, in each case assuming no sales, sales of half, and sales of all Lufax Shares (including those underlying Lufax ADSs) held by Lufax’s unaffiliated security holders in the Lufax Offers and assuming 1,733,319,204 total Lufax Shares outstanding:

	Lufax Shares Beneficially Owned by the Offeror Group		Implied Interest of Offeror Group in Lufax’s
Assumed Amount of Lufax			Net Book Value as of June 30, 2024	Net Loss for the Six Months Ended June 30, 2024
Shares Sold:	Number	Percent	(RMB’000)(1)	(RMB’000)(2)
None	984,785,257	56.8%	46,038,845	(944,569)
Half	1,359,052,231	78.4%	63,535,877	(1,303,552)
All	1,733,319,204	100.0%	81,032,909	(1,662,535)

(1)

Reflects ownership percent of the Offeror Group multiplied by total equity attributable to owners’ of Lufax of RMB81,032,909,000 as of June 30, 2024, as reported by Lufax in its unaudited interim consolidated statement of financial position as of June 30, 2024.

(2)

Reflects ownership percent of the Offeror Group multiplied by net loss attributable to owners of Lufax of RMB (1,662,535,000) for the six months ended June 30, 2024, as reported by Lufax in its unaudited interim consolidated statement of comprehensive income for the six months ended June 30, 2024.

SETTLEMENT – THE LUFAX PSU ARRANGEMENT – LOCKED LUFAX PSUS

As disclosed in the Composite Document, with respect to holders of the Locked Lufax PSUs who accept the Lufax PSU Arrangement, the settlement of the cancellation price (net of any applicable fees, expenses and taxes) will be made by Ping An Overseas Holdings on a staggered basis and in accordance with the existing schedule and conditions of grant under the Lufax 2019 Performance Share Unit Plan. The Offeror Group intends to provide below additional details to such settlement arrangement:

(a)

within five (5) HK Business Days following the completion of each of the unlocking, Lufax will send to the Ping An Overseas Holdings a summary of unlocking details and payment directions (the “Unlocking Notice”);

(b)

no later than seven (7) HK Business Days following the date of receipt of the Unlocking Notice, Ping An Overseas Holdings will pay the aggregate cancellation price to Lufax or Lufax’s agent in accordance with the payment directions as stated in the Unlocking Notice; and

(c)

as soon as possible and within ten (10) HK Business Days commencing on the first calendar date of the calendar month following the receipt of the Unlocking Notice by Ping An Overseas Holdings, settlement of the cancellation price to each of the holders of the Locked Lufax PSUs who accept the Lufax PSU Arrangement will be completed.

WAIVERS FROM THE TAKEOVERS CODE

As disclosed in the Composite Document, the Joint Offerors have applied to the Executive for waivers from strict compliance with (i) Rule 20.1(a) of the Takeovers Code for settlement to Lufax US Shareholders and Lufax ADS Holders under Lufax US Offer to be made by the Expected Last Payment Date in accordance with the Exchange Act and Rule 17 of the Takeovers Code for granting of withdrawal rights to Lufax US Shareholders and Lufax ADS Holders under Lufax US Offer in accordance with the Exchange Act; and (ii) Rule 20.1(a) of the Takeovers Code for settlement to Locked Lufax PSUs under the Lufax PSU Arrangement to be made as soon as possible and in accordance with the settlement arrangement as described above.

As of the date of this joint announcement, the Executive has granted the abovementioned waivers.

NO CHANGE IN THE ADVICE OF THE LUFAX INDEPENDENT FINANCIAL ADVISER

As disclosed in the Composite Document, the Lufax Independent Financial Adviser had been appointed for the purpose of advising the Lufax Independent Board Committee in relation to the Lufax Offers.

The Lufax Independent Financial Adviser had opined that the Lufax Share Offers, Lufax Option Offer, and Lufax PSU Arrangement are not fair and not reasonable so far as the Lufax Shareholders, Lufax ADS Holders, Lufax Optionholders, and Lufax PSU Holders are concerned. The Lufax Independent Financial Adviser has advised the Lufax Independent Board Committee to recommend that holders of the respective securities not accept their offers or arrangements.

The Lufax Independent Financial Adviser has confirmed to the Lufax Board that the information contained in this joint announcement does not affect its advice in relation to the Lufax Offers and its recommendation of not accepting the respective offers or arrangement under the Lufax Offers as set out in the section headed “Letter from the Lufax Independent Financial Adviser” in the Composite Document, and accordingly, there is no change in its advice.

Shareholders are encouraged to read the Composite Document and the forms of acceptance, as well as this joint announcement, carefully, including the advice from the independent financial adviser of Lufax to the Lufax Independent Board Committee and the recommendations from the Lufax Independent Board Committee in respect of the Lufax Offers, before deciding whether or not to accept the Lufax Offers.

Lufax Shareholders, holders of Lufax ADSs, Lufax Optionholders, Lufax PSU Holders and potential investors in Lufax should exercise caution when dealing in the securities of Lufax and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the board of directors of	By order of the board of directors of
Ping An Insurance (Group) Company of	Lufax Holding Ltd
China, Ltd.	Yong Suk CHO
Sheng Ruisheng	Chairman of the Board and Chief Executive
Company Secretary	Officer

By order of the board of directors of
An Ke Technology Company Limited
Wang Shiyong
Director

By order of the board of directors of
China Ping An Insurance
Overseas (Holdings) Limited
Tung Hoi
Director

Shenzhen, the PRC, October 16, 2024

As at the date of this joint announcement, the executive directors of Ping An Group are Ma Mingzhe, Xie Yonglin, Michael Guo, Cai Fangfang and Fu Xin; the non-executive directors of Ping An Group are Soopakij Chearavanont, Yang Xiaoping, He Jianfeng and Cai Xun; and the independent non-executive directors of Ping An Group are Ng Sing Yip, Chu Yiyun, Liu Hong, Ng Kong Ping Albert, Jin Li and Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Lufax, An Ke Technology and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of An Ke Technology are Wang Shiyong, Huang Philip and Cheung Siu Man.

The directors of An Ke Technology jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and Ping An Overseas Holdings) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Lufax, Ping An Group and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of Ping An Overseas Holdings are Cheng Jianxin, Deng Benjamin Bin, Tung Hoi and Zhang Zhichun.

The directors of Ping An Overseas Holdings jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and An Ke Technology) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Lufax, Ping An Group and An Ke Technology) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of Lufax comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.

The directors of Lufax jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror Group) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.